May 1, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E. Mail Stop 4628

Washington, DC 20549

Re:	Nuverra Environmental Solutions, Inc.

Registration Statement on Form S-1

Originally Filed March 16, 2018

Amendment No. 1 Filed April 20, 2018

File No. 333-223738

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Nuverra Environmental Solutions, Inc. (the “Company”) respectfully requests that the effective date of the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) be accelerated so that the same will become effective at 4:00 p.m. Eastern Time on May 3, 2018, or as soon thereafter as reasonably practicable. Once the Registration Statement has been declared effective, the Company respectfully requests that you confirm that event with Joseph M. Crabb, Executive Vice President & Chief Legal Officer of the Company, at (602) 903-7407 or by email at joe.crabb@nuverra.com.

Thank you for your assistance.

Very truly yours,

Nuverra Environmental Solutions, Inc.

By:	/s/ Joseph M. Crabb
Name:	Joseph M. Crabb
Title:	Executive Vice President and Chief Legal Officer

cc:	Charles K. Thompson – Nuverra Environmental Solutions, Inc.

Edward A. Lang – Nuverra Environmental Solutions, Inc.

Matthew M. Holman – Squire Patton Boggs (US) LLP

Corporate Headquarters

14624 N. Scottsdale Road, Suite #300	T: 602.903.7802
Scottsdale, Arizona 85254	F: 602.903.7806

We put our energy behind sustainability.TM	nuverra.com